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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
NOV 2 1 2005
WASH. D.C.
185
SECTION

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kyorin Seiyaku Kabushiki Kaisha
(Name of Subject Company)

KYORIN Pharmaceutical Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

APRI Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

KYORIN Pharmaceutical Co., Ltd.

5, Kanda Surugadai 2-chome, Chiyoda-ku, Tokyo 101-8311

81-3-3293-3474

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (07-05) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions:

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. *Informational Legends*

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must

meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III – CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hiroko Ogihara

(Signature)

Hiroko Ogihara

President

(Name and Title)

November 18, 2005

(Date)

http://www.sec.gov/about/forms/formcb.pdf
Last update: 11/09/2005

November 18, 2005

Company Name: KYORIN Pharmaceutical Co., Ltd.
Representative: Ikuo Ogihara, Representative Director and President
(Code: 4560 TSE First Section)
Inquiries: Yoh Ito
Corporate Officer, Director of Finance & Accounting
Telephone: +81-(0)3-3293-3420

Notice of Group Reorganization in association with Transition to Holding-Company Structure through Share Exchange

We announce that at the meeting of the Board of Directors held on November 18, 2005, KYORIN Pharmaceutical Co., Ltd. ("Kyorin-Pharm") passed a resolution to become, as of March 10, 2006, a wholly owned subsidiary, through a share exchange, of APRI Co., Ltd. ("APRI," which plans to change its trade name to KYORIN Co., Ltd. on January 18, 2006) and Kyorin-Pharm signed the share exchange agreement with APRI as of November 18, 2005.

In connection with the transition to a holding-company structure through the share exchange, we will reorganize our businesses of group companies under the structure where KYORIN Co., Ltd. ("New Kyorin") will be a pure holding company.

1 Purposes of the Share Exchange (Purposes of Group Reorganization in association with Transition to Holding-Company Structure)

(1) Background and Purposes

While in recent years increasingly more measures are being taken to restrain expenses for medical treatment and drugs in Japanese pharmaceutical industry, which our group companies work in, research and development expenses have soared as a result of global competition for creating new drugs. Also, the competitive environment continues to intensify daily with fierce rivalry from and the increasing strength of foreign-affiliated corporations as well as the growing trend of M&As among Japanese pharmaceutical companies.

As a result of these changes to the industry and the situation Kyorin-Pharm has been placed in, Kyorin-Pharm launched its new mid-term business plan, the "Kyorin MIC-'09 Plans," this fiscal year of 2005 under its new corporate image: "A distinguished and integrated healthcare company based on reliableness with the core business in drug creation." Under the plan, Kyorin-Pharm intends to focus more on drug creation, while also working to boost the competitiveness of our pharmaceutical business and to establish novel businesses in order to provide a foundation to support its pharmaceutical business, which is a high-risk, high-return business and requires a long term drug creation business.

In an effort to complete this mid-term plan, the Kyorin group will undertake a share exchange that will result in Kyorin-Pharm becoming a wholly owned subsidiary of APRI (which plans to change its trade name to KYORIN Co., Ltd. on January 18, 2006) and the

Kyorin group changing to a holding company structure. Further, by reorganizing the group's units, the Kyorin group will build a system of management that will be able to make the "distinguished and integrated healthcare company" a reality, positioning itself solidly as a global drug creator. The Kyorin group will seek to boost the competitiveness of its pharmaceutical business and aim to develop novel businesses and to strengthen its business foundation.

New Kyorin, which will become a pure holding company through the share exchange, will take on the role, as the controlling company, as being responsible for the business strategies of the overall group. By effectively allocating and utilizing its managerial resources, New Kyorin will draw out the strengths of the entire group and endeavor to boost the group's consolidated results.

After the transition to becoming a holding company through the share exchange, we plan to undertake reorganization among Kyorin-Pharm (which is responsible for the group's core business of drug creation and its pharmaceutical business) and the subsidiaries in their respective business categories (such as the generic medications business and the health care business) by August 2006, in order to effectively and smoothly manage our group companies under its new holding-company structure.

New Kyorin plans to apply for listing of its shares on the First Section of the Tokyo Stock Exchange due to the share exchange. While the listing date will be decided in accordance with the rules and regulations of the Tokyo Stock Exchange, it is expected that such date will be March 10, 2006, which is the date of the share exchange. And because Kyorin-Pharm, whose shares are currently listed on the Tokyo Stock Exchange, will become a wholly owned subsidiary of New Kyorin, the Kyorin-Pharm shares are scheduled to be delisted from the Tokyo Stock Exchange on March 6, 2006.

(2) Outline of the Group Reorganization

We plan to make New Kyorin a pure holding company and to carry out the reorganization of the group in accordance with the following steps.

<Step 1>

On March 10, 2006, we will complete a share exchange by which Kyorin-Pharm will become a wholly owned subsidiary of its largest shareholder, APRI (which plans to change its trade name to KYORIN Co., Ltd. on January 18, 2006), and New Kyorin will own 100% of the shares of Kyorin-Pharm. Upon this share exchange, Kyorin-Pharm's shares will be delisted on March 6, 2006, and New Kyorin's shares will in turn be listed on the First Section of the Tokyo Stock Exchange on March 10, 2006.

APRI is an asset management company for Kyorin-Pharm's founding family, which currently holds 14.13% of Kyorin-Pharm's shares, and is not conducting any other business activities. We decided to adopt the scheme described above because the share exchange with APRI (whereby APRI will become a 100% owner of Kyorin-Pharm) will lead to greater transparency in the company's shareholders.

<Step 2>

By around August 2006, we plan to reorganize by a corporate spin-off each of our businesses, such as the drug creation and pharmaceutical business, which are our group core business, the generic medicines business and the health care business.

Please also refer to the attached chart of the Group Reorganization Plan for an outline of the group reorganization.

2 Terms of the Share Exchange

(1) Schedule of the Share Exchange

November 18, 2005	Execution of the Share Exchange Agreement (Kyorin-Pharm and APRI)
December 4, 2005	Record date for Kyorin-Pharm's Extraordinary General Meeting of Shareholders
December 20, 2005	Effective date of APRI's share split
January 18, 2006	Extraordinary General Meeting of Shareholders to approve the Share Exchange Agreement (Kyorin-Pharm and APRI)
March 10, 2006	Effective date of share exchange

(2) Share Exchange Ratio

	APRI (100% parent company)	Kyorin-Pharm (wholly owned subsidiary)
Share Exchange Ratio	1	1

Notes 1. Exchange ratio of shares

Kyorin-Pharm shareholders will receive one APRI share for each Kyorin-Pharm share, except that APRI will not receive any new shares in exchange for the Kyorin-Pharm shares that it holds.

2. Calculation basis for share exchange ratio

In calculating the share exchange ratio, the parties consulted with each other and determined the ratio with reference to the calculations prepared by Beqone Solution Co., Ltd.

The share exchange ratio was calculated on the basis of the ratio between the per-share price of APRI shares and Kyorin-Pharm shares.

3. Results, method, and basis of calculations by the third party

Beqone Solution Co., Ltd. used market price method in evaluating the shares of Kyorin-Pharm.

In evaluating APRI shares, Beqone Solution Co., Ltd. used the adjusted net asset value method because (i) APRI is a privately held company and therefore there is no market price, (ii) it does not run any principal business (real business), and (iii) most of APRI's assets are Kyorin-Pharm's shares.

In calculating the adjusted net asset value, Beqone Solution Co., Ltd. calculated the market value of Kyorin-Pharm shares on the basis of their unit price, which was determined by using the market price method. In calculating APRI's adjusted net asset value, Beqone Solution Co., Ltd. took into account the allocation of new shares to a third party, whose resolution was passed on November 14, 2005 (for 2,040 shares of common stock; 1,297,472,640 yen in total; 636,016 yen of the issue price per share).

4. Number of APRI shares to be issued upon share exchange

74,268,150 shares of common stock (which excludes the number of Kyorin-Pharm's treasury stock the resolution of whose cancellation was passed by the Board of Directors at its meeting held on November 18, 2005) minus Kyorin-Pharm's 12,204,248 shares (14.13%) owned by APRI.

Date of delivery of share certificates (scheduled): early May 2006
Starting date for calculation of dividends: July 1, 2005

5. Share split of APRI shares

APRI plans to execute a share split on December 20, 2005, with each share being divided into 428.87 shares. The share exchange ratio described above is based on the number of outstanding APRI shares after this share split.

6. Cancellation of treasury stock

Kyorin-Pharm resolved at the meeting of the Board of Directors held on November 18, 2005 that as of November 29, 2005 it plans to cancel 12,078,096 shares of treasury stock it currently holds (the shares to be cancelled representing 13.98% of the total number of Kyorin-Pharm's outstanding shares). The share exchange ratio described above is based on the number of Kyorin-Pharm shares outstanding after this cancellation of its treasury stock.

(3) Cash Distribution upon Share Exchange

There will be no cash distribution upon the share exchange.

3. Summary of Parties to Share Exchange

	APRI Co., Ltd. (*1) (100% parent company)	KYORIN Pharmaceutical Co., Ltd. (wholly owned subsidiary)
(1) Trade Name	APRI Co., Ltd. (*1) (100% parent company)	KYORIN Pharmaceutical Co., Ltd. (wholly owned subsidiary)
(2) Principal Business	Asset management and administration	Manufacture, sale and purchase of pharmaceutical products and related general healthcare business
(3) Date of Incorporation	October 31, 1958	December 4, 1940
(4) Representative	Hiroko Ogihara, Representative Director	Ikuo Ogihara, Representative Director and

		President
(5) Location of Principal Office	Chiyoda-ku, Tokyo	Chiyoda-ku, Tokyo
(6) Paid-in Capital	13 million yen (*2) (as of June 30, 2005)	4,317 million yen (as of September 30, 2005)
(7) Number of Authorized Shares	26,723 shares (*2 and *3) (as of June 30, 2005)	86,346,246 shares (as of September 30, 2005)
(8) Shareholder's Equity	1,811 million yen (*2) (as of June 30, 2005)	89,516 million yen (as of September 30, 2005)
(9) Total Assets	3,124 million yen (*2) (as of June 30, 2005)	107,014 million yen (as of September 30, 2005)
(10) Fiscal Year End	June 30 (*4)	March 31
(11) Number of Employees	0 (as of June 30, 2005)	1,633 (as of September 30, 2005)
(12) Major Customers	N/A	Suzuken Co., Ltd. Alfresa Corporation and others
(13) Major Shareholders and Shareholding Ratios	Yoshiko Ogihara 25.5% Hiroko Ogihara 22.2% Ikuo Ogihara 12.7% Keiko Sakurai 5.9% Chizuko Ogihara 5.9% (as of June 30, 2005)	APRI Co., Ltd. 14.1% Kyorin Pharmaceutical Co., Ltd. 13.9% Minoru Ogihara 8.8% Apricot Co., Ltd. 5.7% Japan Trustee Services Bank, Ltd. 4.1% (as of September 30, 2005)
(14) Main Financing Banks	Mizuho Bank, Ltd.	Mizuho Bank, Ltd.

1 APRI plans to change its trade name into KYORIN Co., Ltd. on January 18, 2006.

2 APRI's capital increase through allocation of new shares to third party, whose resolution was passed on November 14, 2005 (2,040 shares of common stock; 1,297,472,640 yen in total; an issue price per share of 636,016 yen), will be accounted for as 648,736,320 yen of paid-in capital and 648,736,320 yen of capital reserve.

3 APRI passed a resolution to execute a share split (whereby each share will be divided into 428.87 shares) at the meeting of the Board of Directors held on November 18, 2005, and that share split will be effective as of December 20, 2005. The number of APRI shares outstanding will be 12,335,587.81 shares after the effective dates of the allocation of new shares and share split described in paragraph 2 above.

4 APRI plans to change its year-end to March 31 at the Extraordinary General Meeting of Shareholders to be held on January 18, 2006.

(15) Relationship between the Parties

Capital	APRI Co., Ltd. is a major shareholder of KYORIN Pharmaceutical Co., Ltd.
Personnel	N/A
Business	N/A

(16) Financial Results for the Three Latest Fiscal Years

(Unit: million yen)

	APRI Co., Ltd.			KYORIN Pharmaceutical Co., Ltd. (Non-consolidated)		
End of Fiscal	June 30,	June 30,	June 30,	March 31,	March 31,	March 31,

Year	2003	2004	2005	2003	2004	2005
Sales	204	230	83	67,293	63,589	64,938
Operating Profit	△42	△132	△75	12,364	8,799	5,911
Recurring Profit	340	212	172	12,241	8,376	5,723
Net Income	312	6,914	259	3,633	5,512	1,615
Net Income per Share	11,091.94 yen	248,213.30 yen	9,505.89 yen	41.63 yen	66.59 yen	21.19 yen
Dividends per Share	5,000.00 yen	9,000.00 yen	4,000.00 yen	17.50 yen	18.00 yen	18.00 yen
Shareholder's Equity per Share	247,417.07 yen	491,261.49 yen	67,762.66 yen	1,209.54 yen	1,217.09 yen	1,195.26 yen

Note: The business of APRI was spun off and transferred to Apricot Co., Ltd., on December 1, 2004, by way of a corporate spin off where the shares of a transferee corporation are issued to the shareholders of the transferor corporation.

4. Situation after the Share Exchange (the 100% Parent Company)

(1) Trade Name: KYORIN Co., Ltd. (planned)

(2) Business: Controlling, administering and supporting companies that conduct various businesses by holding the shares of those companies

(3) Location of Principal Office:
5, Kanda Surugadai 2-chome, Chiyoda-ku, Tokyo

(4) Representative: Ikuo Ogihara, Representative Director and President

(5) Paid-in Capital: 700 million yen

(6) Effect on Financial Results:
Due to this share exchange, Kyorin-Pharm will become a wholly owned subsidiary of New Kyorin. Thereafter, all of the financial results of Kyorin-Pharm, such as sales and operating profits, will be consolidated into those of New Kyorin. The effect on March 2006 financial results arising from this share exchange will be minor. The forecast of March 2007 financial results (both individual and consolidated) will be announced as soon as it is finalized.

- End -

Chart: Group Reorganization Plan

Step 1
Share exchange between Kyorin-Pharm (wholly owned subsidiary) and New Kyorin (100% parent company)


APRI
14.13%
Kyorin-Pharm
New Kyorin
Part of Administration Functions
100%
Kyorin-Pharm

Step 2
Reorganization of group companies through corporate spin off (planned)


New Kyorin
100%
Spin-off
Kyorin-Pharm
Other than drug creation business and pharmaceutical business
Generic medications business subsidiary
Toyo Pharmar Co., Ltd.
Healthcare business subsidiary
Dr. Program Co., Ltd.
New project business subsidiary
Bistner Co., Ltd.
Shared service business subsidiary
Kyobun Co., Ltd.

After Completion of Step 1 and Step 2


New Kyorin
Strategic planning function, business management function, intellectual property management function and audit function
Drug creation business and pharmaceutical business subsidiary
Kyorin-Pharm
Generic medications business subsidiary
Toyo Pharmar Co., Ltd.
Healthcare business subsidiary
Dr. Program Co., Ltd.
New project business subsidiary
Bistner Co., Ltd.
Shared service business subsidiary
Kyobun Co., Ltd.